UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(i) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.             )

TRI-S SECURITY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Convertible Promissory Notes Due 2008

(Title of Class of Securities)

895578102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Nicolas V. Chater

Chief Financial Officer

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

(678) 808-1540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

with copies to:

Steven E. Fox, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value[1]	Amount of Filing Fee[2]
$7,665,000	$301.23

[1]

Calculated solely for purposes of estimating the filing fee. The transaction value assumes the exchange of $7,665,000 in aggregate principal amount of 10% Convertible Promissory Notes Due 2008 of Tri-S Security Corporation (the “Existing Notes”) for new securities.

[2]	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Note

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Tri-S Security Corporation, a Georgia corporation (the “Company” or “we”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) its 10% Convertible Promissory Notes Due 2008 (the “Existing Notes”) for (i) shares of its common stock, par value $.001 per share (the “Common Stock”), and its Series A Warrants; or (ii) its 10% Convertible Promissory Notes Due 2011 (the “New Notes”) and its Series B Warrants. The Exchange Offer is being made on the terms and subject to the conditions set forth in the Company’s offer to exchange, dated August 20, 2008 (the “Offer to Exchange”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Exchange Offer expires at 5:00 p.m., Eastern Daylight time, on September 18, 2008, unless earlier terminated or extended by us. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

All holders of Existing Notes should read the Offer Materials and this Schedule TO in their entirety.

Item 1.	Summary Term Sheet.

The information in the Offer to Exchange under the heading “Summary of the Exchange Offer” is incorporated herein by reference in response to this Item 1.

Item 2.	Subject Company Information.

(a) The subject company is the issuer of the securities to which this Schedule TO relates. Its executive offices are located at Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022, and its telephone number is (678) 808-1540.

(b) This Schedule TO relates to the Exchange Offer by the Company to exchange the Existing Notes for new securities as described in the Offer to Exchange. On the date of the Offer to Exchange, there was $7,665,000 in aggregate principal amount of Existing Notes issued and outstanding.

(c) The Existing Notes are not traded on any established market.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. See Item 2 of this Schedule TO for the Company’s principal executive offices and telephone number.

(b) Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Ronald G. Farrell	Chief Executive Officer and Director
Nicolas V. Chater	Chief Financial Officer
James M. Logsdon	Director
Lee K. Toole	Director
James A. Verbrugge	Director

The business address of each of the above executive officers and directors of the Company is Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022. The telephone number at such address is (678) 808-1540.

Item 4.	Terms of the Transaction.

The information in the Offer to Exchange under the headings “Summary of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes,” “Description of the Warrants,” “Description of Capital Stock” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference in response to this Item 4.

Item 5.	Past Contacts, Transactions, Negotiations, and Agreements.

The information in the Exchange Offer under the headings “Description of Capital Stock” and “Agreements Relating to Our Securities” is incorporated herein by reference in response to this Item 5.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information in the Offer to Exchange under the headings “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference in response to this Item 6.

Item 7.	Source and Amount of Funds or Other Consideration.

The information in the Offer to Exchange under the headings “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference in response to this Item 7.

Item 8.	Interest in Securities of the Subject Company.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated, or Used.

The information in the Offer to Exchange under the heading “The Exchange Offer – Solicitation and Advisory Services” is incorporated herein by reference in response to this Item 9.

Item 10.	Financial Statements.

(a) Financial Information. The following financial statements and information are incorporated herein by reference in partial response to this Item 10:

(1)	The audited consolidated financial statements of the Company set forth in Part II, Item 8 of its Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto.

(2)	The unaudited condensed consolidated financial statements of the Company set forth in Part I, Item 1 of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

(3)	The information in the Offer to Exchange under the headings “Selected Consolidated Financial Data” and “Unaudited Pro Forma Financial Data.”

(b) Pro Forma Information. The information in the Offer to Exchange under the headings “Capitalization” and “Unaudited Pro Forma Financial Data” is incorporated herein by reference in partial response to this Item 10.

(c) Book Value. On June 30, 2008, the book value per share of the Common Stock was $0.46 per share.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated August 20, 2008

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011

(a)(1)(D)	Sample Form of Series A Warrant

(a)(1)(E)	Sample Form of Series B Warrant

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

Item 13.	Information Required by 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2008	TRI-S SECURITY CORPORATION

	By:	/s/ Nicolas V. Chater
Nicolas V. Chater
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated August 20, 2008

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011

(a)(1)(D)	Sample Form of Series A Warrant

(a)(1)(E)	Sample Form of Series B Warrant

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.